SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

Fortress Investment Group LLC
(Name of Issuer)

Class A common stock shares
(Title of Class of Securities)

34958B106
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34958B106

1.	Name of Reporting Person. ING Groep N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,137,500 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,137,500 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,500 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.24% (2)

12.	Type of Reporting Person (See Instructions) HC

(1)  9,137,500 Class A common stock shares are held by ING Capital Markets LLC, an indirect wholly owned subsidiary of ING Groep N.V., and ING Capital Markets LLC may be deemed the beneficial owner of the 9,137,500 Class A common stock shares.

(2)  Based on 215,714,060 Class A common stock shares issued and outstanding as of October 23, 2015, as reported by the issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on October 29, 2015.

CUSIP No. 34958B106

1.	Name of Reporting Person ING Capital Markets LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,137,500 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,137,500 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,137,500 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.24% (2)

12.	Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer: Fortress Investment Group LLC

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1345 Avenue of the Americas New York, NY 10105 United States of America

Item 2(a).	Name of Person Filing: ING Groep N.V. ING Capital Markets LLC

Item 2(b).
Address of Principal Business Office or, if none, Residence:
 ING Groep N.V.
Bijlmerplein 888
1102 MG
Amsterdam-Zuidoost
Postbus 1800
1000 BV Amsterdam
The Netherlands

ING Capital Markets LLC
1013 Centre Road
Wilmington, New Castle
DE 19805
United States of America

Item 2(c).	Citizenship: ING Groep N.V. – The Netherlands ING Capital Markets LLC – Delaware

Item 2(d).	Title of Class of Securities: Class A common stock shares

Item 2(e).	CUSIP Number: 34958B106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company as defined under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership:

(a)
ING Groep N.V. may be deemed to be the beneficial owner of 9,137,500 Class A common stock shares held by ING Capital Markets LLC, an indirect wholly owned subsidiary. ING Capital Markets LLC may be deemed the beneficial owner of 9,137,500 Class A common stock shares.

(b)
ING Groep N.V. and ING Capital Markets LLC, an indirect wholly owned subsidiary of ING Groep N.V., may be deemed to be the beneficial owner of 4.24% of Class A common stock shares based on 215,714,060 Class A common stock shares issued and outstanding as of October 23, 2015, as reported by the issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on October 29, 2015.

(c) Each of ING Groep N.V. and ING Capital Markets LLC have the shared power to vote and direct the disposition of the 9,137,500 Class A common stock shares held by ING Capital Markets LLC.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2016
ING GROEP N.V.

	By:	/s/ Fred Severin
(Signature)

Fred Severin
Compliance Officer (Name/Title)

	By:	/s/ J.A.M. Emke-Petrelluzzi Bojanic
(Signature)

J.A.M. Emke-Petrelluzzi Bojanic
Senior Compliance Officer (Name/Title)

ING CAPITAL MARKETS LLC

	By:	/s/ Tim Casady
(Signature)

Tim Casady
Director (Name/Title)

Exhibit A to Schedule 13G
Joint Filing Agreement
Pursuant to Rule 13d-1(k)

The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Schedule 13G, and any amendments thereto, be filed on their behalf by ING Groep N.V.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Dated: February 10, 2016
ING GROEP N.V.

	By:	/s/ Fred Severin
(Signature)

Fred Severin
Compliance Officer (Name/Title)

	By:	/s/ J.A.M. Emke-Petrelluzzi Bojanic
(Signature)

J.A.M. Emke-Petrelluzzi Bojanic
Senior Compliance Officer (Name/Title)

ING CAPITAL MARKETS LLC

	By:	/s/ Tim Casady
(Signature)

Tim Casady
Director (Name/Title)